April 22, 2025

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed April 9, 2025
           File No. 333-285843
Dear Chan Wan Shan Sandra:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Impairment loss on trade and other receivables, page 89

1. Please refer to prior comment 3. Please revise to quantify the recovery of certain trade receivables that had been impaired in prior years. Additionally, to the extent that the recovery was not significant, please revise to provide additional detail regarding the key facts and circumstances from your reassessment of the expected credit loss that resulted in the material reversal of the impairment loss on trade and other receivables.
 April 22, 2025
Page 2
General

2. Please revise your filing to include March 31, 2025 audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the
       United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form
20-F.

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-
3601 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Lawrence Venick, Esq.